EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

Altima Communications, Inc.	California
AltoCom, Inc.	California
Broadcom Asia Distribution Pte. Ltd.	Singapore
Broadcom Canada Ltd.	Canada
Broadcom Communications Korea, Ltd.	Korea
Broadcom Communications Technology (Shanghai) Co. Ltd.	China
Broadcom India Private Limited	India
Broadcom International Limited	Cayman Islands
Broadcom Israel Ltd.	Israel
Broadcom Japan K.K.	Japan
Broadcom Netherlands B.V	The Netherlands
Broadcom Singapore Pte Ltd.	Singapore
Broadcom Taiwan Corporation	Taiwan
Broadcom UK, Ltd.	Delaware
HH Acquisition ULC	Canada
ServerWorks Corporation	Delaware
ServerWorks International Ltd.	Cayman Islands
ServerWorks Singapore Pte. Ltd.	Singapore